February 24, 2017	William M. Beaudoin T + 617 854-2337 william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds II (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 65 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2016, relating to AMG Managers Amundi Short Duration Government Fund (formerly AMG Managers Short Duration Government Fund) and AMG Managers Amundi Intermediate Government Fund (formerly AMG Managers Intermediate Duration Government Fund) (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

General

1.     Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 65. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 65 will be filed with the SEC in the 485(b) Amendment.

2.      Comment: Please confirm that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

3.      Comment: The Staff notes that the “Additional Investment Policies” section of the SAI states that “[e]ach Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by each Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by each Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

AMG Managers Amundi Short Duration Government Fund

4.      Comment: The “Summary of the Funds—Principal Investment Strategies” section of the Prospectus states that the Fund “seeks to…match the duration or interest rate risk, of a portfolio that invests exclusively in six-month U.S. Treasury securities on a constant maturity basis.” Please disclose the current duration of such securities.

Response: The requested change has been made.

5.      Comment: Please explain supplementally how synthetic instruments or derivatives are valued for purposes of complying with the Fund’s policy to invest “at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds (debt securities) issued by the U.S. Government or its agencies and instrumentalities and synthetic instruments or derivatives having economic characteristics similar to such debt securities.” Disclose examples of the types of synthetic instruments in which the Fund may invest.

Response: The Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities; therefore, such instruments are not currently counted for purposes of determining compliance with the Fund’s 80% policy. The Fund retains flexibility to utilize such instruments at any time. Rather, the Fund invests in derivatives in the construction of its portfolio, primarily to manage the Fund’s duration. Therefore, including examples of synthetic instruments in which the Fund may invest would not be appropriate at this time and the Trust respectfully declines to make the requested change.

6.      Comment: The “Summary of the Funds—Principal Risks” section of the Fund’s Prospectus includes “Derivatives Risk.” Because the Fund’s principal investment strategy disclosure distinguishes between derivatives and synthetic instruments, please include disclosure regarding the risks of synthetic instruments.

Response: As noted above, the Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities, although it retains flexibility to do so at any time. Rather, the Fund invests in derivatives in the construction of its portfolio, primarily to manage the Fund’s duration. The Trust respectfully submits that the discussion under “Derivatives Risk” appropriately describes the risks of synthetic instruments and believes that a specific reference to synthetic instruments in that section is not necessary given the Fund’s current holdings.

7.      Comment: In the “Interest Rate Risk” disclosure in the “Summary of the Funds—Principal Risks” section of the Fund’s Prospectus, please provide an example of the interest rate risk using a duration that is representative of the Fund’s duration.

Response: Examples of the effect of a concrete percentage change in interest rates are provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%.

The Trust respectfully submits that the existing examples are sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

AMG Managers Amundi Intermediate Government Fund

8.       Comment: Given that the term “Intermediate” is in the Fund’s name, the Staff believes that the Fund must disclose a duration of 3-10 years.

Response: The Trust notes that in the “Frequently Asked Questions about Rule 35d-1,” the Staff has stated the “Division has not developed specific guidelines regarding a fund’s use of a name, e.g., “short-duration bond fund,” suggesting that its bond portfolio has a particular duration. A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.” The Trust believes that a duration between three and five years, as disclosed in the Fund’s Prospectus as the expected duration of the Citigroup Mortgage Index, which is generally similar to that of intermediate term U.S. Treasury notes, is a reasonable definition of Intermediate. Therefore, the Trust respectfully declines to make the requested change.

9.      Comment: The “Summary of the Funds—Principal Investment Strategies” section of the Prospectus states that the Fund “seeks to…match the duration or interest rate risk, of a portfolio that invests exclusively in mortgage-backed securities, as weighted in the Citigroup Mortgage Index.” Please disclose the current duration of such securities.

Response: The Trust notes that the Fund’s disclosure in the “Principal Investment Strategies” section states that the duration of the Citigroup Mortgage Index “is generally similar to that of intermediate-term U.S. Treasury notes, and typically will range between three and five years.” The Trust believes that the aforementioned language adequately describes the duration of the Fund’s portfolio, and therefore respectfully declines to make the requested change.

10.      Comment: Please explain supplementally how synthetic instruments or derivatives are valued for purposes of complying with the Fund’s policy to invest “at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds (debt securities) issued by the U.S. Government or its agencies and instrumentalities and synthetic instruments or derivatives having economic characteristics similar to such debt securities.” Disclose examples of the types of synthetic instruments in which the Fund may invest.

Response: The Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities; therefore, such instruments are not currently counted for purposes of determining compliance with the Fund’s 80% policy. The Fund retains flexibility to utilize such instruments at any time. Rather, the Fund invests in derivatives in the construction of its portfolio, primarily to manage the Fund’s duration. Therefore, including examples of synthetic instruments in which the Fund may invest would not be appropriate at this time and the Trust respectfully declines to make the requested change.

11.      Comment: The “Summary of the Funds—Principal Risks” section of the Fund’s Prospectus includes “Derivatives Risk.” Because the Fund’s principal investment strategy disclosure distinguishes between derivatives and synthetic instruments, please include disclosure regarding the risks of synthetic instruments.

Response: As noted above, the Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities, although it retains flexibility to do so at any time. Rather, the Fund invests in derivatives in the construction of its portfolio, primarily to manage the Fund’s duration. The Trust respectfully submits that the discussion under “Derivatives Risk” appropriately describes the risks of synthetic instruments and believes that a specific reference to synthetic instruments in that section is not necessary given the Fund’s current holdings.

12.    Comment: In the “Interest Rate Risk” disclosure in the “Summary of the Funds—Principal Risks” section of the Fund’s Prospectus, please provide an example of the interest rate risk using a duration that is representative of the Fund’s duration.

Response: Examples of the effect of a concrete percentage change in interest rates are provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%.

The Trust respectfully submits that the existing examples are sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.